SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

Series A Liberty Formula One Common Stock, par value $0.01 per share; and

Series B Liberty Formula One Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty SiriusXM Common Stock: 531229409

Series B Liberty SiriusXM Common Stock: 531229508

Series A Liberty Formula One Common Stock: 531229870

Series B Liberty Formula One Common Stock: 531229862

(CUSIP Numbers)

John C. Malone
c/o Liberty Media Corporation

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	531229409 (LSXMA) 531229508 (LSXMB) 531229870 (FWONA) 531229862 (FWONB)

1	Names of Reporting Persons John C. Malone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power
Series A Liberty SiriusXM Common Stock: 964,685 (1, 2, 3, 5)
Series B Liberty SiriusXM Common Stock: 9,346,654 (1, 4, 5, 6)
Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)
Series B Liberty Formula One Common Stock: 2,336,663 (1, 4, 5, 6)
8	Shared Voting Power
Series A Liberty SiriusXM Common Stock: 0
Series B Liberty SiriusXM Common Stock: 108,687 (7)
Series A Liberty Formula One Common Stock: 0
Series B Liberty Formula One Common Stock: 27,171 (7)
9	Sole Dispositive Power
Series A Liberty SiriusXM Common Stock: 964,685 (1, 2, 3, 5)
Series B Liberty SiriusXM Common Stock: 9,346,654 (1, 4, 5, 6)
Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)
Series B Liberty Formula One Common Stock: 2,336,663 (1, 4, 5, 6)
10	Shared Dispositive Power
Series A Liberty SiriusXM Common Stock: 0
Series B Liberty SiriusXM Common Stock: 108,687 (7)
Series A Liberty Formula One Common Stock: 0
Series B Liberty Formula One Common Stock: 27,171 (7)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
Series A Liberty SiriusXM Common Stock: 964,685 (1, 2, 3, 5)
Series B Liberty SiriusXM Common Stock: 9,455,341 (1, 4, 5, 6, 7)
Series A Liberty Formula One Common Stock: 241,170 (1, 2, 3, 5)
Series B Liberty Formula One Common Stock: 2,363,834 (1, 4, 5, 6, 7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11)
Series A Liberty SiriusXM Common Stock: 1.0% (8)
Series B Liberty SiriusXM Common Stock: 96.5% (8)
Series A Liberty Formula One Common Stock: Less than 1.0% (8)
Series B Liberty Formula One Common Stock: 96.7% (8)
14	Type of Reporting Person (see instructions) IN

(1) Includes 101,778 shares of Liberty Media Corporation’s (the “Issuer”) Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), 286,086 shares of the Issuer’s Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), 25,444 shares of the Issuer’s Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”), and 57,641 shares of the Issuer’s Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Liberty SiriusXM Common Stock or Series A Liberty Formula One Common Stock issuable upon conversion of shares of Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock, respectively, beneficially owned by Mr. Malone; however, if such shares of Series A Liberty SiriusXM Common Stock, and Series A Liberty Formula One Common Stock were included, Mr. Malone would have beneficial ownership of (a) 10,420,026 shares of Series A Liberty SiriusXM Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty SiriusXM Common Stock would be 9.7% of the total outstanding shares of Series A Liberty SiriusXM Common Stock, subject to the relevant footnotes set forth herein and (b) 2,605,004 shares of Series A Liberty Formula One Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Formula One Common Stock would be 9.9% of the outstanding shares of Series A Liberty Formula One Common Stock, subject to the relevant footnotes set forth herein.

(3) Includes 250,000 shares of Series A Liberty SiriusXM Common Stock and 62,500 shares of Series A Liberty Formula One Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(4) Includes 379,553 shares of Series B Liberty SiriusXM Common Stock and 122,649 shares of Series B Liberty Formula One Common Stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(5) Includes 612,907 shares of Series A Liberty SiriusXM Common Stock, 8,681,015 shares of Series B Liberty SiriusXM Common Stock, 153,226 shares of Series A Liberty Formula One Common Stock and 2,156,373 shares of Series B Liberty Formula One Common Stock held in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke such trust at any time.

(6) The Exchange Agreement (as defined and described in Item 6 of Amendment No. 4 (as defined below)) contains certain provisions relating to the transfer of the Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock beneficially owned by Mr. Malone.

(7) Includes 108,687 shares of Series B Liberty SiriusXM Common Stock and 27,171 shares of Series B Liberty Formula One Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) Calculated based upon the 98,093,816 shares of Series A Liberty SiriusXM Common Stock, 9,802,232 shares of Series B Liberty SiriusXM Common Stock, 23,973,877 shares of Series A Liberty Formula One Common Stock and 2,445,666 shares of Series B Liberty Formula One Common Stock, in each case, outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission on May 5, 2023, and after accounting for the redemption by the Issuer of the Series A Liberty Braves Common Stock, par value $0.01 per share, and Series B Liberty Braves Common Stock, par value $0.01 per share, on July 18, 2023 in connection with the split-off of Atlanta Braves Holdings, Inc. from the Issuer. See Item 4. At the option of the holder, each share of Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock, respectively. Each share of Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock is entitled to 10 votes, whereas each share of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.8% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 6)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 6 to Schedule 13D (this “Amendment,” and together with the Schedule 13D (as defined below), the “Statement”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 (“Amendment No. 1”), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 (“Amendment No. 2”), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 (“Amendment No. 3”), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 (“Amendment No. 4”) and Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 (“Amendment No. 5”) and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), and relates to (i) the Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), (ii) the Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), (iii) the Series A Liberty Formula One common stock, par value $0.01 per share (the “Series A Liberty Formula One Common Stock”) and (iv) the Series B Liberty Formula One common stock, par value $0.01 per share (the “Series B Liberty Formula One Common Stock” and together with the Series A Liberty SiriusXM Common Stock, the Series B Liberty SiriusXM Common Stock, and the Series A Liberty Formula One Common Stock, the “Common Stock”) of Liberty Media Corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Malone is filing this Schedule 13D with respect to the following classes of shares of the Issuer, beneficially owned by Mr. Malone:

(a) Series A Liberty SiriusXM Common Stock;

(b) Series B Liberty SiriusXM Common Stock;

(c) Series A Liberty Formula One Common Stock; and

(d) Series B Liberty Formula One Common Stock.

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Exchange Act, this Amendment also relates to the shares of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock issuable upon the conversion of shares of Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock, respectively. At the option of the holder, each share of Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock, respectively. Shares of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock are not convertible. The holders of Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, Series A Liberty Formula One Common Stock and Series B Liberty Formula One Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of Series B Liberty SiriusXM Common Stock and Series B Liberty Formula One Common Stock are entitled to 10 votes per share and the holders of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock are entitled to one vote per share.

Item 4.	Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last three paragraphs thereof and supplemented to include the following information:

On July 18, 2023, pursuant to the Split-Off (as defined below and described in Amendment No. 5), the Issuer redeemed each outstanding share of Series A Liberty Braves Common Stock, par value $0.01 per share (the “Series A Liberty Braves Common Stock”), Series B Liberty Braves Common Stock, par value $0.01 per share (the “Series B Liberty Braves Common Stock”) and Series C Liberty Braves common stock, par value $0.01 per share (the “Series C Liberty Braves Common Stock” and, together with the Series A Liberty Braves Common Stock and Series B Liberty Braves Common Stock, the “Liberty Braves Common Stock”), in exchange for one share of the corresponding series of common stock of a newly formed, wholly owned subsidiary of the Issuer, Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”, and the transaction, the “Split-Off”). Accordingly, Mr. Malone no longer owns any shares of Liberty Braves Common Stock.

For further information on the Split-Off, see the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) declared effective by the SEC on June 9, 2023 (the “Registration Statement”).

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is Chairman of the Board. As a result, Mr. Malone regularly has discussions with members of Issuer management, members of the Board, and stockholders of the Issuer, which discussions from time to time relate to management, governance and Board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be, in each case subject to the terms of the Exchange Agreement. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) After giving effect to the Split-Off, Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Liberty SiriusXM Common Stock or Series B Liberty Formula One Common Stock into shares of Series A Liberty SiriusXM Common Stock and Series A Liberty Formula One Common Stock, respectively) (i) 964,685 shares of Series A Liberty SiriusXM Common Stock (including (A) 101,778 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 612,907 shares held by a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee and (C) 250,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1.0% of the outstanding shares of Series A Liberty SiriusXM Common Stock, (ii) 9,455,341 shares of Series B Liberty SiriusXM Common Stock (including (A) 286,086 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 8,681,015 shares held by the JM Revocable Trust, (C) 379,553 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust (the “CRT”) and (D) 108,687 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.5% of the outstanding shares of Series B Liberty SiriusXM Common Stock, (iii)  241,170 shares of Series A Liberty Formula One Common Stock (including (A) 25,444 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 153,226 shares held by the JM Revocable Trust and (C) 62,500 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.0% of the outstanding shares of Series A Liberty Formula One Common Stock, and (iv) 2,363,834 shares of Series B Liberty Formula One Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 2,156,373 shares held by the JM Revocable Trust, (C) 122,649 shares held by the CRT and (D) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.7% of the outstanding shares of Series B Liberty Formula One Common Stock.

The foregoing percentage interests are calculated based on the 98,093,816 shares of Series A Liberty SiriusXM Common Stock, 9,802,232 shares of Series B Liberty SiriusXM Common Stock, 23,973,877 shares of Series A Liberty Formula One Common Stock and 2,445,666 shares of Series B Liberty Formula One Common Stock, in each case, outstanding as of April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 5, 2023 and after accounting for the Split-Off. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.8% of the voting power with respect to a general election of directors of the Issuer.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the CRT, and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock, subject to the terms of the Exchange Agreement (defined and described in Item 6 of Amendment No. 4). The Trusts hold 108,687 shares of Series B Liberty SiriusXM Common Stock and 27,171 shares of Series B Liberty Formula One Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) On July 18, 2023, as a result of the Split-Off, 96,467 shares of Series A Liberty Braves Common Stock (including (A) 10,177 shares held by the LM Revocable Trust as to which shares Mr. Malone disclaimed beneficial ownership, (B) 61,290 shares held by the JM Revocable Trust and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaimed beneficial ownership) and 945,532 shares of Series B Liberty Braves Common Stock (including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaimed beneficial ownership, (B) 887,079 shares held by the JM Revocable Trust and (C) 10,868 shares held by the Trusts, as to which shares Mr. Malone disclaimed beneficial ownership), were redeemed in exchange for a corresponding number of shares of the corresponding series of common stock of Atlanta Braves Holdings. Accordingly, Mr. Malone no longer has beneficial ownership over any shares of Liberty Braves Common Stock.

(d) Not Applicable.

(e) Mr. Malone ceased to be the beneficial owner of more than five percent of each of the Series A Liberty Braves Common Stock and the Series B Liberty Braves Common Stock on July 18, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

On July 18, 2023, as a result of the Split-Off, the provisions of the Exchange Agreement relating to the Braves Group common stock automatically terminated. The remaining provisions of the Exchange Agreement remain in effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2023

/s/ John C. Malone
John C. Malone